News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	June 8, 2026

Seabridge Gold Files 2025 Sustainability Report

Toronto, Canada - Seabridge Gold Inc. (TSX: SEA) (NYSE: SA) ("Seabridge" or the "Company") today released its 2025 Sustainability Report, providing a comprehensive review of the Company's environmental, social, and governance (ESG) performance across its North American portfolio of gold and copper projects.

"2025 was a year of exceptional progress - not only in advancing our projects, but in deepening the values that define who we are," said Rudi Fronk, Chair and CEO. "We once again demonstrated that responsible resource development and operational excellence go hand in hand."

On safety, the Company achieved a Total Recordable Incident Frequency (TRIF) of 0.73 across 547,418 hours worked - well below its target of 1.5 - and recorded zero reportable spills across all active sites. The KSM Project was honored with the 2025 AME David Barr Award for its collaborative approach to health and safety in a remote region of British Columbia. On the environmental compliance front, eight regulatory site inspections across five active projects resulted in zero major non-compliances.

Seabridge reached a significant development milestone with the Treaty Creek Terminal (TCT) switching station, which will connect the KSM Project to low-cost renewable hydroelectric power from BC Hydro that will materially strengthen KSM's long-term sustainability credentials. At the former Johnny Mountain Mine, reclamation work progressed substantially, with 25,000 cubic meters of material placed to form a permanent erosion berm and 10,000 cubic meters of waste rock relocated to ensure all.

Socially, Seabridge deepened its Indigenous and community partnerships - awarding $50,000 in bursaries to 48 students from northwest BC in partnership with the Nisga'a Lisims Government and Tahltan Central Government, and directing 71% of its procurement spending to local communities. Women comprise 52% of the workforce and 40% of the Board, with Indigenous representation in leadership continuing to grow. On governance, the Company implemented the Pulsora platform to support auditable GHG and climate data reporting and piloted Scope 3 emissions questionnaires with key suppliers.

The 2025 Sustainability Report and ESG Performance Data Index are available at www.seabridgegold.com/sustainability.

About Seabridge Gold

Seabridge Gold holds a 100% interest in several North American gold projects. Its principal assets are the KSM and Bronson Corridor projects in British Columbia's Golden Triangle. Additional projects include Snowstorm in Nevada's Getchell Gold Belt, and the 3 Aces project in the Yukon. Further information on Seabridge's mineral reserves and resources is available at www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chair & C.E.O.

For further information please contact:

Rudi P. Fronk, Chair and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711 / Email:  info@seabridgegold.com

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

Telephone: 416-367-9292  www.seabridgegold.com